
06015092

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

28 June 2006

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges



Mobistar NV/SA - Kolonel Bourgstraat 149 rue Colonel Bourg
Brussel 1140 Bruxelles - tel. 02 745 71 11 - fax 02 745 70 00
www.mobistar.be - Fortis 210-0233334-04
tva-btw be 456.810.810 - RPR-RPM 0456.810.810 (Brussel-Bruxelles)

mobistar

Mobistar passes milestone of 3 million customers

Brussels, 23 June 2006 – Mobistar is satisfied about the continuing increase in its active customer base as a result of its successful commercial tactics. More than 3 million customers are now using the services of the mobile phone operator. Mobistar confirms its financial outlook for 2006 and expects that both turnover and net profit will grow with 3% to 5%.

Mobistar has more than 3 million customers today, confirming the mobile operator's commercial leadership in the market. It expects a further increase of its customer base.

Mobistar continues to confirm its financial guidance for 2006. For both turnover and net profit, Mobistar expects growth to be between 3% and 5%. "We are very happy about our strong commercial growth. We can reconfirm our perspectives. Passing the milestone of three million Mobistar customers is a stimulus to keep striving to provide the best service for our customers," states Bernard Moschéni, CEO of Mobistar.

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Mobistar (EURONEXT BRUSSELS: MOBB) is one of the main actors in the world of telecommunications in Belgium, active in mobile telephony, fixed telephony, ADSL and on other markets with a strong growth potential (data transmission, etc.). Mobistar is part of the Orange Group which brings together most of the mobile activities of France Télécom. Mobistar is listed on the Brussels Stock Exchange. On 31 March 2006 Mobistar counted a total of 2,956,465 *active customers for mobile telephony.*